May 13, 2005

By Facsimile and U.S. Mail

Richard R. Cheatham, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309

	Re:	Community Banks of Georgia, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Schedule 13E-3 filed by Community Banks of Georgia,
Ins.,
			CBG Interim Corporation, John T. Trammell, Mickey
Dunn,
			Frank Eubanks, Robert James, Donald Keeter, Boyd
Lee
Mulins,
			Pierce Neese, Geraldine Moody
		Filed May 3, 2005

Dear Mr. Cheatham:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3.

Schedule 13E-3
1. Although the basis for the filing fee is determined by reference to Rule 0-11(b), the calculation of the filing fee should be based on the rate required by Exchange Act Section 13(e). Please revise the fee accordingly.

Preliminary Proxy Statement on Schedule 14A
2. Please revise the proxy statement and the form of proxy to clarify that they are in preliminary form.
3. Provide us additional detail regarding the structure of the merger. For example, will shareholders who hold more than 500 shares be required to relinquish their shares in exchange for new shares? Do you plan to conduct a forward split after the reverse split?

Introduction, page 1
4. Revise the document so that your summary term sheet begins on page
1 and includes the most material information about the transaction.

Terms of the Transaction, page 6
Purpose of and Reasons for the Reorganization, page 6
5. Expand this section to discuss in detail each filing person`s purpose for engaging in the transaction, and the reasons for undertaking the transaction now as opposed to other times in the company`s operating history. Consider Instruction 1 to Item 1013 of
Regulation M-A in drafting your disclosure.
6. Revise the discussion here to state all the effects of the transaction on the affiliated and unaffiliated security holders and on the company as required by Item 1013(d) of Regulation M-A, including the federal income tax effects. Include a description of the benefits and detriments as required by Instruction 2 of Item
1013
of Regulation M-A.
7. Revise to disclose the change in the affiliates` interest in net
book value and net earnings as required by Instruction 3 of Item
1013
of Regulation M-A.

Background and Procedures, page 8
8. Revise to provide additional detail in the background section. For example, identify the person or persons who first raised the issue of taking the company private and provide a more definite time frame for this action. Provide the dates of each board meeting, identify those in attendance and briefly summarizing the content of each meeting.  For example, provide additional information
regarding
meetings held in the fall of 2004 and between that time and
February
8, 2005.
9. Each presentation, discussion, or report held with or presented by
an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please confirm that you have disclosed all reports, presentations and discussions with or by the financial advisor or revise the document accordingly.
10. Revise to itemize the direct and indirect cost savings you expect
to achieve if the reorganization takes place, to the extent
practicable.
11. Revise to clarify whether the board or the financial advisor suggested the amount of consideration to be paid in the transaction.
Explain the process by which the board or financial advisor determined the appropriate consideration. We note from the summary term sheet on page 4 that the consideration is equal to the price paid in the most recent sale of your stock; however, we note from page 11 that recent market price "did not weigh heavily in board deliberations . . . because there is no public trading market for the common stock, and the board did not, therefore, believe recent market
prices were as indicative of value of the shares . . . ."  Please revise to explain these facts which appear to be contradictory. Determination of Fairness by the Board of Directors of the Company,
page 10
12. Because the transaction will have different effects on
different
groups of unaffiliated security holders, you must revise the document
to provide each filing person`s procedural and substantive
fairness
determination with respect to each group of unaffiliated security holders: those who will receive cash in the transaction and those who will remain security holders of the company. See Q&A No. 19 of
Exchange Act Release No. 17719 (April 13, 1981).  Revise this section
and the summary term sheet accordingly.
13. Generally, the factors outlined in Instruction 2 to Item 1014 are
considered relevant in assessing the fairness of the consideration to
be received in a going private transaction. To the extent any of the
listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. In this regard, we are unable to locate a discussion of liquidation value, net book value, current or historical market prices or prior stock purchases. Please revise to address each factor in Instruction 2 or clarify why particular factors were not considered. See Q&A No. 20 in Exchange Act Release
No. 17719 (April 13, 1981).
14. Expand the second set of bullet points in this section to explain
what consideration the board gave to each factor cited,
quantifying
the factors to the extent possible.  For example, what did the board
consider about "the current and historical financial performance"
of
the company?  What were the "historical trading prices" considered by
the board and what did the board think of those prices?
15. You state, "If `unaffiliated shareholders` were deemed to only include holders of less than 500 shares, that would have permitted holders of a very small economic interest in the Company to determine the outcome of the organization." This disclosure is confusing in that the term "unaffiliated security holders," for whom each filing person is required to provide a fairness determination, is defined in
Rule 13e-3. It is unclear from the Rule 13e-3 definition why the company would believe that every shareholder who holds more than 500 shares would be an affiliate.  Please revise to clarify.
16. You state that this form of transaction was chosen because it is the "simplest means" of reducing the number of shareholders below
300. Describe any additional reasons any of the filing persons had for choosing this transaction structure. For example, as this is a reverse split achieved by merger, it appears that none of the filing persons, including the company, will be taxed in the transaction. Was this a factor considered by the board in structuring the transaction?
17. Revise to disclose all alternatives to this transaction that the filing persons considered. For example, did the filing persons consider maintaining the status quo? Did the board consider conducting a reverse split in a manner that would not require them to pay for fractional shares of persons who hold over 500 shares?
18. Please expand this section to provide a procedural fairness determination for each group of unaffiliated security holders. In doing so, please further explain the basis for the favorable procedural fairness determination despite the absence of the safeguards identified in Item 1014(c) and (d) of Regulation M-A. Specifically refer to the fact that the vote on the transaction is assured and that the transaction is not conditioned on approval by a majority of the unaffiliated security holders. See Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981).

Determination of Fairness by Interim and Other Company Affiliates,
page 12
19. We note that the individual filing persons adopted the
fairness
analysis of the board; however, as noted in our comment above, the board`s analysis is not complete. A filing person cannot insulate itself from liability by relying upon another`s analyses which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3.  See Item 1014(b) of Regulation M-A and Q&A
Nos. 5
and 21 of Exchange Act Release No.17719.  Please revise this analysis
to address all factors in Instruction 2 to Item 1014 of Regulation
M-
A, or, if a filing person did not consider one or more of the factors
material or relevant to its determination, state that and explain why
the factor(s) were not deemed important or relevant.  See Q&A No.
20
of Exchange Act Release No. 17719.
20. On page 12 you refer to John Trammell and John T. Trammell. Please confirm, if true, that both references are to the same individual, or revise to clarify.

Report of the Financial Advisor, page 12
21. Revise to provide all information required by Item 1015(b) of Regulation M-A. For example, provide additional detail regarding how the financial advisor was chosen and describe any limitations imposed upon or instructions given to the financial advisor.
22. Revise the document to disclose the projections supplied to the financial advisor by management.
23. Provide additional information regarding how the financial advisor determined the discount rate.
24. Revise to clarify why the financial advisor determined the investment value based on the number of shares outstanding including
"fully-vested organizer warrants" but not including outstanding options. What effect will the merger have on the warrants and options? Clarify whether both warrants and options were considered to be outstanding where the financial advisor determined the fair value to be "$20.85 per fully diluted share."
25.
We note that the financial advisor describes the criteria it used to select comparable companies. Confirm, if true, that no companies fitting these criteria were excluded from the financial advisor`s analyses. Also, please identify the comparable companies.
26. Revise to disclose the calculations underlying each analysis. For example, what were the price-to-book, price-to-earnings and price-to-assets ratios for the comparable companies.
27. Provide additional detail regarding why the financial advisor adjusted the comparable company ratios downward by 20% and how the financial advisor chose 20% as the appropriate adjustment. The financial advisors cites trading volume as the reason for the former, however, it is unclear from the disclosure whether the comparable companies all have high trading volume.
28. Provide additional information regarding how the financial advisor determined the suggested price range for the company and the fair value of a fully-diluted share.

Conduct of Business Following the Reorganization, page 14
29. Here or in the "Effects" section, please disclose whether and how you intend to communicate to your stockholders about your financial condition and operating results. Please also disclose the extent to which you will be required to communicate with your shareholders.
30. Revise this section to clarify the company`s reporting obligations after the reorganization. For example, the requirements of the Williams Act do not cease until 90 days after you file a Form
15.
Conditions and Regulatory Approvals, page 21
31. Revise to specify the required consents and approvals needed to consummate the reorganization.

Information About the Company and Its Affiliates
32. Revise the director and officer information to provide all the information required by Item 1003(c) of Regulation M-A. For example, describe the principal occupation of each filing person. Where you state the name of an employer, clarify the line of business as applicable.

Market for Common Stock and Dividends, page 23
33. Provide additional detail regarding the stock trades that took place in 2004. Did these trades occur before or after you announced the potential transaction?
Shareholder Proposals, page 24
34. Revise to disclose the information required by Rule 14a-5(e).

Financial Information, page 24
35. We note that you are including audited financial statements and pro forma financial statements as appendices to the proxy statement.
It is unclear whether you have provided all the information required by Item 1010 of Regulation M-A, such as the book value per share and the ratio of earnings to fixed charges. Please revise or advise.

General, page 25
36. Disclose all means by which you plan to solicit proxies.  See
Item 4(a) of Schedule 14A. Please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone. See Rule 14a-12 and Rule 14a-6(b) and
(c).
37. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation."
Please revise this section and the form of proxy to clarify.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons, the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from (1) the company, and (2) each of the filing persons acknowledging that

* the company/filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company/filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.
You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Richard R. Cheatham, Esq.
May 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE